Exhibit 99.6

Merus Announces Annual Meeting of Shareholders

UTRECHT, The Netherlands, July 5, 2018 (GLOBE NEWSWIRE) — Merus N.V. (Nasdaq:MRUS), a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics (Biclonics®), today announced that the Annual General Meeting of Shareholders will be held on Friday, July 20, 2018 at 8:00 a.m. CEST, at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands).

All relevant documents and information for the meeting, including the notice and agenda, are available in the ‘Investor Relations’ section of Merus’ website (www.merus.nl) under “Financial Information”.

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative full-length human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics®, which are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical and clinical studies to have several of the same features of conventional human monoclonal antibodies, such as long half-life and low immunogenicity. Merus’ most advanced bispecific antibody candidate, MCLA-128, is being evaluated in a Phase 2 combination trial in two metastatic breast cancer populations. MCLA-128 is also being evaluated in a Phase 1/2 clinical trial in gastric, ovarian, endometrial and non-small cell lung cancers. Additional pipeline programs include MCLA-117, which is currently being studied in a Phase 1 clinical trial in patients with acute myeloid leukemia, and MCLA-158, a Biclonics® being studied in a Phase 1 clinical trial in patients with solid tumors with an initial focus on metastatic colorectal cancer. Through its collaboration with Incyte Corporation, Merus is also developing a preclinical bispecific antibody designed to bind to PD-L1 and a non-disclosed second immunomodulatory target. For additional information, please visit Merus’ website, www.merus.nl.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the treatment potential, progress, timing and plans for the clinical development of our candidates, including MCLA-117, MCLA-128, and MCLA-158.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our need for additional funding, which may not be available and which may require us to restrict our operations or require us to relinquish rights to our technologies or Biclonics® and bispecific antibody candidates; potential delays in regulatory approval, which would impact our ability to commercialize our product candidates and affect our ability to generate revenue; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; we may not identify suitable Biclonics® or bispecific antibody candidates under our collaboration with Incyte or Incyte may fail to perform adequately under our collaboration; our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts; protection of our proprietary technology; our patents may be found invalid, unenforceable, circumvented by competitors and our patent applications may be found not to comply with the rules and regulations of patentability; we may fail to prevail in existing and potential lawsuits for infringement of third-party intellectual property; and our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks.

These and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on April 30, 2018, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Contacts:

Investors:

Kimberly Minarovich

+1 646-368-8014

kimberly@argotpartners.com

Media:

David Rosen

+1 212-600-1902

david.rosen@argotpartners.com